EXHIBIT 6.26

                            ASSET PURCHASE AGREEMENT

         This Asset Purchase Agreement is dated this 22nd day of July, 1999, between Town 'N Country Towing, Inc., ("Seller"), and 1-800-AutoTow, Inc., a Delaware corporation ("ATOW") and 1-800-AutoTow Gulf Coast East, Inc., ("ATOW SUB"), a Florida corporation ("Purchasers"). Seller desires to sell to Purchasers and Purchasers desire to purchase from Seller certain of the Assets (as defined below) of Seller, upon the terms and conditions set forth below.

         Therefore, in consideration of the covenants, representations, warranties and agreements contained in this Agreement, the receipt and sufficiency of which are acknowledged, the parties intending to be legally bound, covenant and agree as follows:

         1. Definitions. The following words shall mean, when used in this
Agreement:

(a) "Assets" shall mean all of the rights and assets of the Seller which are used in or relate to the vehicle towing business of Seller located and operated at 9447 W. Hillsborough Ave., Tampa, FL 33615 (the "premises"), excluding those of Town 'N Country Transport, the telephone, fax numbers, server and PC used to handle Town 'N Country Transport, all cash and accounts receivable, and all real property of seller. Assets shall include but not be limited to the following: the goodwill associated with the business, all permits, licenses, agreements and rights associated with the premises, machinery and equipment, tools and tooling, inventory including trucks, repair equipment and other related products, office equipment and supplies, cash registers, furniture and furnishings, telephone and other communication systems, computer hardware and software systems, all contracts and agreements made on behalf of Seller pertaining to its business and books of account, files, ledgers, vendor lists, customer records, operations manuals, confidential information, papers and records pertaining to its businesses at the premises. Seller shall retain the right to any vehicles stored prior to closing, including the proceeds derived from the sale or storage thereof after closing.

(b) "Closing" shall mean the events which take place for the purpose of the consummation of this Agreement, the same to occur at the offices of ATOW on or before July 30, 1999.

         2. Sale and Transfer of Assets. Upon the terms and subject to the conditions set forth in this agreement, Seller agrees to sell, transfer, assign,

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grant, convey and deliver to ATOW SUB, at Closing, free and clear of all mortgages, liens, security interests, pledges, charges and other encumbrances, and ATOW SUB agrees to purchase from Seller, at Closing, all of Seller's Assets pursuant to Section 1(a) above. The parties also expressly agree that the names "Town 'N Country Towing, Inc.", and "Independent Wrecker Service" shall be included among the assets sold by Seller to ATOW SUB.

         3. Assumption of Liabilities or Obligations. ATOW and ATOW SUB have not assumed, and are not assuming, any liability or obligation of Seller of any nature, known or unknown, existing or contingent, including but not limited to any liabilities or obligations with respect to any employees of Seller other than as specifically provided in this Agreement. All liabilities of Seller other than those specified shall continue to be the sole responsibility of Seller, which shall pay and discharge all of such liabilities as they come due. The parties shall indemnify and hold each other harmless from and against any loss, liability, damage, cost or expense with respect to any and all liabilities or obligations resulting from their ownership or operation of the business. Seller's indemnification of Purchasers shall include any and all liabilities to creditors of Frank W. Rice, Brian J. Rice, Frank S. Rice and Leah C. McElreath, individually.

         4. Payment for the Assets. The Purchasers agree to purchase the assets of Seller listed in Exhibit A, subject to the terms and conditions of this Agreement for $975,000.00 The Purchasers will pay the Seller the following for these assets:

         (a)      Cash at final Closing, on or before July 30, 1999: $825,000.00

         (b) ATOW shall also transfer to Seller Common Stock having a total value of $150,000.00. The number of shares to be issued shall be determined by applying a 30% discount to the average closing price for the five trading days prior to Closing and the five trading days subsequent to Closing. The shares issued to the Seller will be restricted as to their sale pursuant to Rule 144. Necessary documentation to effectuate such issuance shall be forwarded by ATOW to its transfer agent within ten
                  (10) days after closing.

         (c) The Purchase Price shall be allocated among the Assets by Seller and ATOW in accordance with attached Exhibit A. Seller and ATOW agree that they will report the sale of the Assets for income tax purposes in accordance with the allocations set forth above and there shall be an allocation of the purchase price in accordance with generally accepted accounting principles (GAAP).

         (d) Any sales tax, use tax, excise tax, transfer tax, recording fee or other tax or fee imposed upon the transfer of the Assets from Seller to ATOW SUB shall be paid by ATOW SUB.

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         5.       Special Provisions.

         (a) Seller shall retain all rights to Town 'N Country Transport, as well as the server and PC used to handle that business. Town 'N Country Transport is in the collateral recovery business and the sale of certain assets of Town 'N Country Towing, Inc. to 1-800-AutoTow, Inc. shall preclude Town 'N Country Transport from competing with the company as more fully set forth in the non-compete agreement to be executed at closing, which shall not preclude Town 'N Country Transport from engaging in a collateral recovery business. Notwithstanding and subject to the foregoing, nothing contained herein, or in any separate non-compete agreement shall be construed to prevent a past or present officer, director or employee of Seller from managing and/or servicing the Town 'N Country Transport account.

         (b) ATOW SUB shall be responsible for the cost of transferring and/or re-registering the assets conveyed hereunder. Further, ATOW SUB shall reimburse Seller for the pro-rata unexpired portion of the vehicle licensing fees and 50% of the wreckmaster tuition.

         (c) Seller will lease the premises located at 9447 W. Hillsborough Ave., Tampa, FL 33615, on a month-to-month basis to ATOW SUB until ATOW SUB can effect a smooth transition. An example of the Lease Agreement is attached as Exhibit E. The parties agree that if ATOW SUB determines during the transition period that the premises located at 9447 W. Hillsborough Ave., is best suited for its operations, the parties will negotiate a long term lease for the premises. Nothing herein contained shall preclude Seller from leasing to an unrelated third party who may avail itself of towing rotation slots if permitted by the appropriate authorities.

         (d) ATOW SUB will enter into a Consulting Agreement Exhibit F with Frank Rice for a minimum of three (3) months, at $5,000.00 per month, to begin the day of the final Closing.

         (e) Seller shall make all current and prior years financial books and records available to ATOW SUB upon request during reasonable business hours.

         6. Instruments of Transfer. Seller agrees to execute and deliver to ATOW such instruments of transfer, assignment and conveyance as shall be necessary in the judgment of ATOW to vest in ATOW SUB good and marketable title to the Assets free and clear of all mortgages, liens, security interests, pledges, charges and other encumbrances.
Such instruments of transfer shall include but not be limited to a Bill of Sale in the form of attached Exhibit B.

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         7. Representations and Warranties of Seller. Seller represents, warrants and agrees to and with ATOW SUB as follows:

         (a) Seller has all requisite power and all necessary permits, certificates, contracts, approvals and other authorizations required by any and all federal, state, city, county or other municipal bodies to own, lease, use and operate its properties and to conduct its business in the manner in which such business is presently conducted.

         (b) The execution, delivery and performance of this Agreement have been duly authorized by the Seller, and Seller has the complete and unrestricted power and authority, and has taken all action necessary, to enter into, execute and deliver this Agreement and to perform all of its obligations hereunder.

         (c) Upon execution and delivery of it on the part of Seller and ATOW SUB, this Agreement shall constitute the valid and legally binding obligation of Seller enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights. This Agreement does not violate any law or regulation and does not conflict with any other agreement affecting Seller or the Assets.

         (d) The representations made in Exhibit C hereto are correct and accurately reflect the business conducted at the premises. The Seller understand that the Purchasers are relying on the accuracy of these representations to evaluate the value of the assets being acquired on a going concern basis and Seller warrants that this is a true and accurate statement of the Seller's financial history and condition. The Seller agrees that it will pay, settle, or otherwise dispose of all its liabilities, both current and contingent, in such a manner as to not damage or diminish the value of the assets being acquired including, but not limited to trademarks, trademarks, contracts, and goodwill.

         (e) Seller has good and marketable title to all of the Assets, free and clear of all mortgages, liens, security interests, pledges, charges or other encumbrances. In the event that any of Seller' Assets are encumbered, payment of such encumbrances shall be made by Seller at Closing out of the proceeds received from the sale of the Assets.

         (f) Exhibit D contains a list of all agreements, commitments and contracts, written or oral, pertaining to the Assets and to which Seller is a party, which (i) are not terminable on 30 days' notice or less without any obligation of Seller, and
                  (ii) which are either individually or in the aggregate material to Seller.

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         (g)      There is no action, suit, proceeding, inquiry or investigation at law or in equity, or before any court, arbitrator, public board or body, pending or threatened against Seller in which an unfavorable decision, ruling or finding would in any way adversely affect the transaction contemplated by this Agreement or the business, assets or financial condition of Seller.

         (h) Seller is not obligated under any contract or agreement or subject to any charge or other restriction which materially and adversely affects the business, assets or financial condition of Seller. Seller is not in violation or default under any indenture, contract, lease or agreement to which it is a party or by which the Assets are bound or with respect to any law, regulation, rule, order, writ, injunction or decree of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, nor will the execution, delivery and performance of this Agreement cause or result in any such violation or default or result in the creation of any lien, claim, pledge or encumbrance or any kind upon any of the Assets of Seller.

         (i) Seller has filed all federal, state and local income, franchise, capital stock, sales or use, excise, property or other tax returns which are required to be filed by Seller and has paid all taxes as shown on such returns and on any assessment received by Seller and all other taxes payable without requiring the filing of any return. Such tax returns are correct and complete and Seller has not received any notice of any proposed tax deficiency.

         (j) All of the Assets are adequately insured against loss and all insurance policies relating to them will be assigned to ATOW SUB, if ATOW SUB so requests. If such assignment occurs, Seller shall be reimbursed for any unused premium.

         (k) At closing, all tangible Assets of Seller will be in good order and repair and in good operating condition, reasonable wear and tear excepted, and suitable for the uses for which intended. Seller makes no other warranties concerning the condition or fitness of the tangible assets, express or implied.

         (l) Seller is not subject to any order of any court or governmental authority or agency, nor is there any legal action, governmental proceeding or investigation pending or threatened or known to Seller to compel Seller to make any material change in the character or location of any of the assets or that would materially and adversely affect the assets or which could subject Seller to any fine, forfeiture or other sanction.

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         (m)      With respect to the premises, Seller has not engaged in, or allowed third parties to engage in, any actions, and Seller has no knowledge of any fact or condition, which would constitute a violation of the National Environmental Policy Act of 1969, 42 USCA 4321 et seq., the Resource Conservation Recovery Act of 1976 (RCRA) 42 USCA 6901 et seq., the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) 42 USCA 9601 et seq., or any regulations promulgated by the United States Environmental Protection Agency pursuant to those Acts, or any applicable state or local environmental law, regulation or order. Seller shall be solely responsible, and ATOW or ATOW SUB shall have no liability, for any and all liability resulting from such violation which occurs prior to the Closing, even if the violations are not discovered until after the date of the final Closing documents. Any such liability shall include but not be limited to, any costs, penalties, assessments, expenses or fees, including reasonable attorneys' fees, incurred by ATOW or ATOW SUB in connection with bringing the premises into full compliance with applicable environmental laws, statutes, ordinances, rules and regulations.

         (n) The only persons (including, but not limited to, governmental authorities and agencies, creditors of Seller, parties to leases and subleases or any other instruments or agreements to which Seller is a party or by which it is bound) whose approval or consent to the execution, delivery and performance of this Agreement by Seller is legally or contractually required are specified on attached Exhibit G, and the approvals and consents of all such persons will be duly obtained by Closing, or alternatively, waived in writing by ATOW SUB and obtained by Seller promptly after Closing, in which event the transfer under this Agreement relating to the subject matter of such consent shall be deemed to be conditional on receipt of such consent.

         (o) Neither this Agreement nor any Exhibit or financial statement, certificate or other written material furnished by or on behalf of Seller contain any untrue statement of a fact or omits to state a fact necessary in order to make the statements contained in it not misleading. There is no fact known to Seller which materially and adversely affects the business or financial condition of Seller or the assets which has not been set forth in this Agreement or in any Exhibit, or financial statement, certificate or other written material furnished pursuant to it.

         (p) The parties agree that the terms and conditions of this Agreement are highly confidential in nature and both the Purchasers and Seller agrees not to disclose the terms and conditions of this Agreement without the written consent of the other, unless such disclosure is required by law. Violation of this provision may, at the discretion of the other party, be cause for termination and the non-disclosing

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                  party shall be entitled to damages in an amount equal to the costs of its due diligence including staff, attorney, accounting, travel, and related expenses. The Seller recognizes that this non-disclosure provision shall not extend to regulatory requirements of the Securities and Exchange Commission or to any filing in connection with a Registration Statement or other required filing.

         (q) Except as contemplated in this Agreement, since the most recent fiscal year end, the Seller has conducted its business only in the ordinary course of business and there have not been any material changes with respect to the Seller. Without limiting the generality of the foregoing, since that date, the Seller has not:

                  (i) sold, assigned, transferred, mortgaged, pledged, subjected to lien, or entered into any conditional sale or other title retention agreement with respect to any of the assets being purchased;

                  (ii) entered into any agreement with any labor union or association representing any employee or made any wage or salary increase or bonus, or increase in any other direct or indirect compensation or employment agreement, for any of its officers, directors or employees.

         8. Representations and Warranties of ATOW and ATOW SUB. ATOW and ATOW SUB represent, warrant and agree as follows:

         (a) ATOW and ATOW SUB are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and Florida respectively.

         (b) ATOW and ATOW SUB have the power and authority, and have taken all action necessary to enter into, execute and deliver this Agreement and to perform all of its obligations under it.

         (c) Upon execution and delivery of it on the part of Seller, ATOW and ATOW SUB, this Agreement shall constitute the valid and legally binding obligation of ATOW and ATOW SUB, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally. This Agreement does not violate any law or regulation pertaining to ATOW and ATOW SUB and does not conflict with any other agreement affecting ATOW and ATOW SUB.

         9. Survival of Representations; Indemnification. The representations, warranties, covenants and agreements contained in this Agreement shall survive

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Closing, regardless of any investigations made by or on behalf of, or knowledge of, any of the parties. Seller agrees to indemnify ATOW and ATOW SUB, its successors and assigns, against, and hold them harmless from and in respect of, any loss, liability, damage, cost or expense accruing from or resulting by reason of any falsity or breach of the representations, warranties, covenants or agreements made or to be performed by Seller pursuant to this Agreement. ATOW and ATOW SUB agree to indemnify Seller, its successors and assigns, against, and hold them harmless from and in respect of, any loss, liability, damage, cost or expense accruing from or resulting by reason of any falsity or breach of the representations, warranties, covenants or agreements made or to be performed by ATOW and ATOW SUB pursuant to this Agreement. For the purposes of this indemnification, ATOW and ATOW SUB shall have the right to recoup any amount paid to Town 'N Country Towing and Independent Wrecker Service as a result of a non-assumed claim or liability.

         10. Compliance with Bulk Sales. Seller and ATOW SUB agree to waive compliance with any applicable laws of the State of Florida pertaining to Bulk Transfers. In consideration of such waiver, and without limiting any provisions of Section 9, Seller agrees to indemnify and hold harmless ATOW and ATOW SUB from and against any and all losses, liabilities, claims, damages or expenses, including attorneys' fees, arising as a result of claims or demands by third parties against Seller in connection with its operation of its business prior to Closing.

         11. Non-Compete Agreement.

         (a) Prohibited Activities. Frank W. Rice, Brian J. Rice, Frank Scott Rice and Leah Cory McElreath shall enter into a non-competition agreement which shall be in the form attached as Exhibits 11 A. The agreement shall prohibit those individuals from engaging, directly or indirectly, in the motor vehicle towing business for a period of five (5) years from the date of Closing and shall preclude competition within one hundred (100) miles of the premises as defined herein.

         (b) Damages. Because of the difficulty of measuring economic losses to ATOW or ATOW SUB as a result of a breach of the foregoing covenant, and because of the immediate and irreparable damage that could be caused to ATOW and/or ATOW SUB for which it would have no other adequate remedy, each individual agrees that the foregoing covenant may be enforced by ATOW or ATOW SUB, in the event of breach by such individual, by injunctions and restraining orders.

         (c) Reasonable Restraint. It is agreed by the Parties hereto that the foregoing covenants in this section impose a reasonable restraint on the individuals in light of the activities and business of ATOW or ATOW SUB on the date of the execution of this Agreement and the current plans of ATOW and ATOW SUB.

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                  It is further agreed by the Parties hereto that, in the event that any individual shall enter into a business or pursue other activities not in competition with the ATOW or ATOW SUB and/or any subsidiary thereof, or similar activities or business in locations the operation of which, under such circumstances, does not violate clause Section 11(a), and in any event such new business, activities or location are not in violation of this Section 11 or of such individual's obligations under this Section 11, if any, such individual shall not be chargeable with a violation of this Section 11 if ATOW or ATOW SUB shall thereafter enter the same, similar or a competitive (i) business, (ii) course of activities or (iii) location, as applicable.

         (d) Severability; Reformation. The covenants in this section are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the Parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and the Agreement shall thereby be reformed.

         (e) Independent Covenant. All of the covenants in this Section 11 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of any individual against the ATOW or ATOW SUB whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the ATOW or ATOW SUB of such covenants. It is specifically agreed that the period of five (5) years stated at the beginning of this
                  Section 11, during which the agreements and covenants of each individual made in this Section 11 shall be effective, shall be computed by excluding from such computation any time during which such individual is in violation of any provision of this
                  Section 11. The covenants contained in this Section 11 shall not be affected by any breach of any other provision hereof by any Party hereto. The covenants contained in this Section 11 shall have no effect if the transactions contemplated by this Agreement are not consummated.

         (f) Materiality. ATOW and the individuals hereby agree that this covenant is a material and substantial part of this transaction.

         12. Miscellaneous.

         (a) The parties understand that notwithstanding any other representation to the contrary, the agreement is subject to ATOW obtaining financing for this transaction prior to July 30, 1999. Should ATOW not obtain financing for this

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                  transaction prior to July 30, 1999, this agreement shall be null and void and except as provided in the Binding Letter of Intent neither party shall owe any amount to the other, unless the parties, in writing, agree to extend this agreement.

         (b) From and after the date of Closing, Seller shall execute and deliver to or cause to be executed and delivered to ATOW SUB any such further instruments of transfer, assignment and conveyance and shall take such other action as ATOW SUB may reasonably require to carry out more effectively the sale, transfer, assignment and conveyance to ATOW SUB of the assets and to confirm and assure ATOW SUB's title to them.

         (c) Each party covenants and agrees that it shall be responsible for and shall bear its own legal and other costs and expenses in connection with the negotiation, preparation and execution of this Agreement, and performance of the transactions contemplated by it.

         (d) Neither party shall assign, in whole or in part, this Agreement or its rights and obligations under it without the express prior written consent of the other party.

         (e) In the event that any provision of this Agreement shall be held invalid, illegal or unenforceable under applicable law, the remainder of this Agreement shall remain valid and enforceable unless such invalidity, illegality or unenforceability substantially diminishes the rights and obligations, taken as a whole, of Seller or ATOW or ATOW SUB.

         (f) This Agreement and the Exhibits contain the entire agreement among the parties with respect to the sale and purchase of the Assets and supersede all previous written or oral negotiations, commitments and writings.

         (g) This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         (h) This Agreement may be amended only in writing executed by the parties affected by such amendment.

         (i) This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

         (j) Any controversy or claim arising out of or relating to this contract, of the breach thereof, shall be settled by arbitration administered by the American Arbitration Association (AAA), in the county of Palm Beach, pursuant to the Commercial Arbitration rules of the AAA, and judgement on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction within the State of Florida.

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         In witness, the parties have caused this Agreement to be duly executed under seal as of the date written above.

                                        TOWN `N COUNTRY TOWING, INC.

Attest: /s/ S. Nall                     /s/ Frank W. Rice
        -------------------             ---------------------
            S. Nall                     Frank W. Rice
                                        CEO


                                        1-800 AUTOTOW GULF COAST EAST, INC.

Attest: /s/ Delmer C. Gowing            /s/ Steven B. Teeters
        --------------------            ---------------------
            Delmer C. Gowing            Steven B. Teeters
            Attorney                    Treasurer


                                        1-800-AUTOTOW, INC.

Attest: /s/ Delmer C. Gowing            /s/ Joel B. Nagelmann
        --------------------            ---------------------
            Delmer C. Gowing            Joel B. Nagelmann
            Attorney                    President


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